UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-08504

(Commission File Number)

(Check one):	Form 10-K ☒	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☐	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: August 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

UniFirst Corporation

Full Name of Registrant

N/A

Former Name if Applicable

68 Jonspin Road

Address of Principal Executive Office (Street and Number)

Wilmington, Massachusetts 01887

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UniFirst Corporation (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended August 31, 2024 (the “Form 10-K”) by the prescribed filing due date of October 30, 2024 because the Company requires additional time to complete certain processes and closing procedures.

Forward-Looking Statements Disclosure

This Notification of Late Filing contains forward-looking statements within the meaning of the federal securities laws that reflect the Company's current views with respect to future events. Forward-looking statements contained in this notification are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “expects,” “believes,” “intends,” “consistent,” or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward-looking statements include statements about the filing of the Form 10-K and the financial statements contained therein and are based on the Company’s current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. Such factors include, but are not limited to, the factors described under Part I, Item 1A. “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended August 26, 2023, Part II, Item 1A. “Risk Factors” and elsewhere in the Company’s subsequent Quarterly Reports on Form 10-Q and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shane F. O’Connor	978	658-8888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company furnished as Exhibit 99 to its Current Report on Form 8-K submitted to the SEC on October 23, 2024 a press release (the “Earnings Release”) disclosing the Company’s preliminary and unaudited results for the fourth fiscal quarter and fiscal year ended August 31, 2024. See the Earnings Release for a comparison of the Company’s results of operations for fiscal 2024 compared to fiscal 2023. The results reported in the Earnings Release are preliminary and unaudited and are subject to change before the Company files the Form 10-K. However, the Company expects that the financial statements in the Form 10-K will be materially consistent with the financial information furnished in the Earnings Release.

UniFirst Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2024
	By:	/s/ Shane F. O’Connor
Shane F. O’Connor
Executive Vice President and Chief Financial Officer